United States securities and exchange commission logo





                             April 1, 2022

       Steven Kobos
       President and Chief Executive Officer
       Excelerate Energy, Inc.
       2445 Technology Forest Blvd., Level 6
       The Woodlands, TX 77381

                                                        Re: Excelerate Energy,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Response dated
March 29, 2022
                                                            File No. 333-262065

       Dear Mr. Kobos:

             We have reviewed your correspondence filed March 29, 2022 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Correspondence Filed March 29, 2022

       Dividend Policy, page 69

   1. We note the draft revisions to your disclosure regarding dividend policy, including the disclosure that you
expect to pay a specified annual cash dividend per share to holders of
                                                        Class A common stock,
which will be funded by a specified quarterly distribution from
                                                        EELP, and note your
disclosure regarding the quarterly distribution to holders of Class B interests. We also note
your disclosure that you expect that    these quarterly dividends
                                                        will commence in the
second quarter of 2022 and be paid in the third quarter of 2022.
                                                        Please revise to
clarify whether you expect to pay the cash dividend to holders of Class A common stock on an
annual or quarterly basis.

                                                        You may contact Sondra
Snyder, Staff Accountant, at (202) 551-3332 or Gus Rodriguez,
 Steven Kobos
Excelerate Energy, Inc.
April 1, 2022
Page 2

Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202)
551-8749 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                            Sincerely,
FirstName LastNameSteven Kobos
                                                            Division of
Corporation Finance
Comapany NameExcelerate Energy, Inc.
                                                            Office of Energy &
Transportation
April 1, 2022 Page 2
cc:       Hillary Holmes
FirstName LastName